CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2018

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Notice of No Auditor Review of

Condensed Consolidated Interim Financial Statements

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in thousands of Canadian Dollars)

		September 30	December 31
	Notes	2018	2017

ASSETS

Non-current assets
Restricted Cash	7(b)	$ 782	$ 757
Mineral property, plant and equipment	4	137,148	133,711
Total non-current assets		137,930	134,468

Current assets
Investment	5	7,192	–
Amounts receivable and prepaid expenses	6	1,346	994
Cash and cash equivalents	7(a)	21,462	67,158
Total current assets		30,000	68,152

Total Assets		$ 167,930	$ 202,620

EQUITY

Capital and reserves
Share capital	8	$ 516,763	$ 513,304
Reserves		102,179	95,168
Deficit		(474,416)	(470,971)
Total Equity		144,526	137,501

LIABILITIES

Non-current liabilities
Non-refundable early option price installment	3	–	47,149
Trade and other payables	10	6,809	6,650
Total non-current liabilities		6,809	53,799

Current liabilities
Payables to related parties	9	622	1,052
Trade and other payables	10	15,973	10,268
Total current liabilities		16,595	11,320

Total Liabilities		23,404	65,119

Total Equity and Liabilities		$ 167,930	$ 202,620

Commitments (note 13)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company’s behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Comprehensive Loss (Income)

(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended September 30		Nine months ended September 30
	Notes	2018	2017	2018	2017

Expenses
Exploration and evaluation expenses	4, 12	$ 16,847	$ 9,807	$ 41,295	$ 15,516
General and administrative expenses	12	1,909	1,980	6,182	7,285
Legal, accounting and audit		697	1,475	1,345	25,007
Share-based compensation	8(d)-(f)	2,284	3,474	3,993	4,539
Loss from operating activities		21,737	16,736	52,815	52,347
Foreign exchange gain		402	1,282	(17)	1,502
Interest income		(192)	(130)	(566)	(367)
Other income		–	–	(21)	–
Gain on sale of royalty		–	–	(37)	–
Receipt of royalty income		–	–	(617)	–
Recognition of non-refundable early option price installment	3	–	–	(48,097)	–
Loss before tax		21,947	17,888	3,460	53,482
Deferred Income tax (recovery) expense		–	–	–	–
Net loss		$ 21,947	$ 17,888	$ 3,460	$ 53,482

Other comprehensive loss (income)
Items that may be subsequently reclassified to loss
Foreign exchange translation difference	4, 8(g)	2,192	4,688	(3,807)	9,035
Other comprehensive loss (income)		$ 2,192	$ 4,688	$ (3,807)	$ 9,035

Total comprehensive loss (income)		$ 24,139	$ 22,576	$ (347)	$ 62,517

Basic and diluted loss per share	11	$ 0.07	$ 0.06	$ 0.01	$ 0.18

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of Canadian Dollars)

		Nine months ended September 30
	Notes	2018	2017

Operating activities
Net loss		$ (3,460)	$ (53,482)
Non-cash or non operating items
Depreciation		175	124
Gain on sale of royalty		(37)	–
Interest income		(566)	(218)
Non refundable early options price installment	3	(48,097)	–
Non-current legal fees payable		(20)	13,824
Share-based compensation	8(d)-(f)	3,993	4,539
Unrealized exchange loss		348	1,561
Changes in working capital items
Amounts receivable and prepaid expenses		(375)	(796)
Amounts receivable from a related party		–	(32)
Trade and other payables		6,925	12,442
Payables to related parties		(25)	125

Net cash used in operating activities		(41,139)	(21,913)

Investing activities
Acquisition of plant and equipment		(20)	–
Purchase of held-to-maturity investments		–	(6,884)
Purchase of investments		(33,253)	–
Investments matured and transferred to cash		26,338	–
Sale of royalty		37	–
Interest received on cash and cash equivalents		435	123
Net cash used in investing activities		(6,463)	(6,761)

Financing activities
Net proceeds from bought deal financing	8(b)	–	45,887
Cash settlement of equity-settled restricted units	8(f)	–	(1,128)
Proceeds from the exercise of share purchase options and warrants	8(c)-(d)	2,280	8,949
Net cash from financing activities		2,280	53,708

Net (decrease) increase in cash and cash equivalents		(45,322)	25,034
Effect of exchange rate fluctuations on cash and cash equivalents		(374)	(1,281)
Cash and cash equivalents - beginning balance		67,158	7,196

Cash and cash equivalents - ending balance	7(a)	$ 21,462	$ 30,949

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
					Foreign
				Equity settled	currency		Share
		Number of		share-based	translation	Investment	Purchase
		shares		compensation	reserve	revaluation	Warrants
		(note 8(a))	Amount	reserve	(note 8(g))	reserve	(note 8(c))	Deficit	Total equity

Balance at January 1, 2017		270,869,561	$ 452,132	$ 58,926	$ 36,233	$ (2)	$ 7,664	$ (406,106)	$ 148,847
Shares issued pursuant to bought deal financing, net of transaction costs	8(b)	20,240,000	45,887	–	–	–	–	–	45,887
Shares issued on exercise of options per option plan	8(d)	1,237,200	1,736	–	–	–	–	–	1,736
Shares issued on exercise of options not under option plan	8(c)	118,800	47	–	–	–	–	–	47
Shares issued upon exercise of warrants	8(c)	11,531,162	7,166	–	–	–	–	–	7,166
Shares issued pursuant to restricted share unit plan	8(f)	22,094	49	(49)	–	–	–	–	–
Cash settlement of tax on issue of equity-settled restricted share units	8(f)	–	–	(30)	–	–	–	–	(30)
Cash settlement of equity-settled restricted share units	8(f)	–	–	(1,098)	–	–	–	–	(1,098)
Fair value allocated to shares issued on options exercised per plan	8(d)	–	782	(782)	–	–	–	–	–
Fair value allocated to shares issued on options exercised not under option plan	8(c)	–	44	–	–	–	(44)	–	–
Fair value and costs transferred to share capital on exercise of warrants	8(c)	–	2,064	–	–	–	(2,064)	–	–
Fair value transferred to reserve on expiry of warrants	8(c)	–	–	38	–	–	(38)	–	–
Share-based compensation	8(d)-(f)	–	–	4,366	–	–	–	–	4,366
Net loss		–	–	–	–	–	–	(53,482)	(53,482)
Other comprehensive loss net of tax		–	–	–	(9,035)	–	–	–	(9,035)
Total comprehensive loss									(62,517)

Balance at September 30, 2017		304,018,817	$ 509,907	$ 61,371	$ 27,198	$ (2)	$ 5,518	$ (459,588)	$ 144,404

Balance at January 1, 2018		308,237,856	$ 513,304	$ 62,404	$ 27,934	$ (2)	$ 4,832	$ (470,971)	$ 137,501
Shares issued on exercise of options per option plan	8(d)	142,333	78	–	–	–	–	–	78
Shares issued upon exercise of warrants	8(c)	3,862,729	2,202	–	–	–	–	–	2,202
Shares issued pursuant to restricted share unit plan	8(f)	434,742	322	–	–	–	–	–	322
Fair value allocated to shares issued on options exercised per plan	8(d)	–	42	(42)	–	–	–	–	–
Fair value and costs allocated to share capital on exercise of warrants	8(c)	–	815	–	–	–	(815)	–	–
Prior impairment loss reclassified to revaluation reserve		–	–	–	–	(15)	–	15	–
Share-based compensation	8(d)-(f)	–	–	4,076	–	–	–	–	4,076
Net loss		–	–	–	–	–	–	(3,460)	(3,460)
Other comprehensive income net of tax		–	–	–	3,807	–	–	–	3,807
Total comprehensive income									347

Balance at September 30, 2018		312,677,660	$ 516,763	$ 66,438	$ 31,741	$ (17)	$ 4,017	$ (474,416)	$ 144,526

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the “Company”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol “NDM” and on the NYSE American Exchange (“NYSE American”) under the symbol “NAK”. The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements (“Financial Statements”) of the Company as at and for the three and nine months ended September 30, 2018, include financial information for the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the “Pebble Project”) located in Alaska, United States of America (“USA” or “US”). All US dollar amounts when presented are expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the period ended September 30, 2018, the company raised $2,280 from the exercise of share purchase options and warrants.

As at September 30, 2018, the Group has $21,462 in cash and cash equivalents and $7,192 in a low risk short-term investment, which become available to the Group in October 2018 (note 5), for its operating requirements. During the nine months ended September 30, 2018 and 2017, the Group incurred a net loss of $3,460 and $53,482, respectively and had a deficit $474,416 as at September 30, 2018. In the current period, income relating to the non-refundable early option price installment was recognized on the termination of the framework agreement (note 3). The Group has prioritized the allocation of its financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required in order to progress any material expenditures at the Pebble Project. Additional financing may include any of or a combination of debt equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

The Group through the Pebble Partnership, has filed documentation for a Clean Water Act 404 permit with the US Army Corps of Engineers (“USACE”) and thereby initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act. The USACE is currently in the process of drafting an Environmental Impact Statement for the project.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”s). They do not include all of the information required by International Financial Reporting Standards (“IFRS”) for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2017, which were filed under the Company’s profile on SEDAR at www.sedar.com. Accounting policies applied herein are the same as those applied in the Group’s annual financial statements except for those discussed below in (c) and (d) below.

These Financial Statements were authorized for issue by the Audit and Risk Committee on November 8, 2018.

(b)	Use of Judgments and Estimates

In preparing these Financial Statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

There was no change in the use of estimates and judgments during the current period as compared to those described in Note 2 in the Group’s consolidated financial statements for the year ended December 31, 2017.

(c)	Changes in Significant Accounting Policy

IFRS 9, Financial Instruments (“IFS 9”)

The Group has adopted IFRS 9 effective January 1, 2018. There have been no changes to the carrying value of the Group’s assets or liabilities as a result of the new accounting standard. The Group has taken an exemption not to restate comparative for prior periods with respect to the classification and measurement requirements of IFRS 9. Accordingly, comparative information for 2017 is presented under IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

Classification and measurement of financial assets

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available-for-sale.

The adoption of IFRS 9 has not had a significant effect on the Group’s accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost; Fair Value through Other Comprehensive Income (“FVTOCI”) (debt / equity investment); or Fair Value through Profit or Loss (“FVTPL”). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

A debt investment is measured at FVTOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVTOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.
Financial assets at amortised cost	These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses (see below). Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.
Debt investments at FVTOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVTOCI	These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

The following table explains the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Group’s financial assets as at January 1, 2018:

Financial assets	Note	Original classification under IAS 39	New classification under IFRS 9
Marketable securities	1	Available-for-sale	FVTOCI–equity instrument
Restricted cash		Loans and receivables	Amortised cost
Amounts receivable		Loans and receivables	Amortised cost
Cash and cash equivalents		Loans and receivables	Amortised cost

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Note

1.	The Group has marketable securities, which although nominal in value, have been designated as at FVTOCI. The change in fair value on these equity instruments continues to be accumulated in the investment revaluation reserve within equity.

(d)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

The Group also adopted the following standard and annual improvements that became effective January 1, 2018:

●	IFRS 15, Revenue from Contracts with Customers
●	Annual Improvements to IFRS standards 2014-2016 Cycle

The standard and annual improvements had no material effect on the Financial Statements.

(e)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

Effective for annual periods commencing on or after January 1, 2019

●	IFRS 16, Leases (“IFRS 16”)

IFRS 16 specifies how to recognize, measure, present and disclose leases. IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the term of the lease is twelve months or less or the underlying asset has a low value. Lessor accounting however remains unchanged from IAS 17 and the distinction between operating and finance leases is retained. IFRS 16 now prescribes the accounting policies and disclosures applicable to leases, both for lessees and lessors.

The Group will adopt IFRS 16 at the effective date and anticipates that the adoption will not have a significant impact other than the accounting for office, accommodation and storage leases the Group may have entered into where the minimum lease term is more than 12 months.

3.	NON-REFUNDABLE EARLY OPTION PRICE INSTALLMENT.

In December 2017, the Group and First Quantum Minerals Ltd. (“First Quantum”) (the “parties”) entered into a framework agreement which contemplated that an affiliate of First Quantum would execute an option agreement to earn a 50% interest in the Pebble Partnership. The Group also received a non-refundable early option payment of US$37,500 ($48,751) (“non-refundable early option price installment”) in December 2017, which was to be applied solely for progressing with permitting of the Pebble Project.

In May 2018, the framework agreement was terminated, as the parties were unable to reach an agreement on the option and partnership transaction as contemplated therein. The Group as a result has recognized the non-refundable early option price installment as income in the statement of comprehensive loss (income).

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

4.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Nine months ended September 30, 2018	Mineral Property interest [1]	Plant and equipment	Total
Cost
Beginning balance	$ 112,541	$ 1,354	$ 113,895
Additions	–	20	20
Ending balances	112,541	1,374	113,915

Accumulated depreciation
Beginning balance	–	(734)	(734)
Depreciation [2]	–	(175)	(175)
Ending balance	–	(909)	(909)

Foreign currency translation difference	23,931	211	24,142

Net carrying value – Ending balance	$ 136,472	$ 676	$ 137,148

Year ended December 31, 2017	Mineral Property interest [1]	Plant and equipment	Total
Cost
Beginning balance	$ 112,541	$ 881	$ 113,422
Additions	–	473	(473)
Ending balance	112,541	1,354	113,895

Accumulated depreciation
Beginning balance	–	(558)	(558)
Depreciation[2]	–	(176)	(176)
Ending balance	–	(734)	(734)

Foreign currency translation difference	20,361	189	20,550

Net carrying value – Ending balance	$ 132,902	$ 809	$ 133,711

Notes

1.	Comprises the Pebble Project, a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 17 miles (27 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Depreciation is included in exploration and evaluation expenses.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

5.	INVESTMENT

	September 30	December 31
	2018	2017
Guaranteed Investment Certificate (“GIC”)	$ 7,192	$ –
Total	$ 7,192	$ –

The investment, which is denominated in US dollars, has been measured at amortized cost as it is held under a business model where the objective is to collect the contractual cash flow and where the contractual terms give rise on specified date to cash flows that are solely payments of principal and interest on the principal amount outstanding. The GIC matured and the cash was received subsequent to the reporting period on October 4, 2018.

6.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	September 30	December 31
	2018	2017
Sales tax receivable	$ 73	$ 96
Amounts receivable	497	487
Prepaid expenses	776	411
Total	$ 1,346	$ 994

7.	CASH AND CASH EQUIVALENTS

(a)	Cash and Cash Equivalents

	September 30	December 31
	2018	2017
Business and savings accounts	$ 21,462	$ 62,830
Guaranteed Investment Certificates	–	4,328
Total	$ 21,462	$ 67,158

(b)	Restricted Cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for the surety bond accepted by the Alaskan regulatory authorities (see below). The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities.

The Group posted a bond of US$2,000 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

8.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At September 30, 2018, the authorized share capital comprised an unlimited (2017 – unlimited) number of common shares with no par value. As of the reporting date, 312,664,327 common shares were issued and fully paid. A further 13,333 common shares were issued but were only delivered and paid for subsequent to September 30, 2018.

(b)	Financing

In January 2017, the Group completed a bought deal offering of 20,240,000 common shares at US$1.85 per common share for gross proceeds of US$37,444 ($49,067). After transactions costs of $3,180, including a 5% commission paid to the underwriters, the Group raised net proceeds of $45,887.

(c)	Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding warrants and non-employee options (options which were not issued pursuant to the Group’s incentive plan (note 8(d)), each exercisable to acquire one common share of the Company, for the nine months ended September 30, 2018 and 2017 respectively:

Continuity	Number of Canon Point Options (note 1)	Number of Mission Gold warrants (note 1)	Number of warrants - Other (note 2)	Total
Beginning Balance	446,500	14,160,374	39,396,410	54,003,284
Exercised	(118,800)	(3,512,162)	(8,019,000)	(11,649,962)
Expired	–	(2,862,724)	–	(2,862,724)
Balance September 30, 2017	327,700	7,785,488	31,377,410	39,490,598
Exercised	–	(659,842)	(3,519,197)	(4,179,039)
Balance December 31, 2017	327,700	7,125,646	27,858,213	35,311,559
Exercised	–	(3,078,915)	(783,814)	(3,862,729)
Balance September 30, 2018	327,700	4,046,731	27,074,399	31,448,830

Weighted averages per option/warrant:
Exercise price	$ 0.38	$ 0.55	$ 0.65	$ 0.63
Remaining life in years	2.72	1.78	2.70	2.58

As at December 31, 2017:
Exercise price	$ 0.38	$ 0.55	$ 0.65	$ 0.63
Remaining life in years	3.48	2.52	3.44	3.26

Notes to table:

1.	Pursuant to the acquisition of Cannon Point Resources Ltd. (“Cannon Point”) and Mission Gold Ltd. (“Mission Gold”) in October 2015 and December 2015 respectively, the Group exchanged options and warrants outstanding in these companies for options and warrants to purchase shares in the Company. These are all exercisable.

Page | 12

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	The Group issued warrants pursuant to the June 2016 prospectus and July 2016 private placement financings.

The following table summarizes information for non-incentive options as at the following reporting dates:

Options outstanding	September 30, 2018		December 31, 2017
Exercise prices ($)	Number of options	Weighted average remaining life (years)	Number of options	Weighted average remaining life (years)
0.29	37,600	6.19	37,600	6.94
0.37	103,400	1.80	103,400	2.55
0.40	186,700	2.54	186,700	3.29
	327,700	2.72	327,700	3.48

(d)	Share Purchase Option Compensation Plan

The following reconciles the Group’s share purchase options (“options”) issued and outstanding pursuant to the Group’s incentive plan for the nine months ended September 30, 2018 and 2017:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Beginning Balance	15,861,131	0.92
Granted	5,808,000	1.75
Expired	(508,100)	2.88
Exercised	(1,237,200)	1.40
Forfeited	(19,000)	0.49
Cancelled	–	–
Balance September 30, 2017	19,904,831	1.08
Exercised	(40,000)	0.50
Cancelled	(17,400)	1.75
Balance December 31, 2017	19,847,431	1.08
Granted	5,635,000	0.76
Exercised	(142,333)	0.54
Forfeited	(32,500)	1.44
Cancelled	(8,200)	1.75
Balance September 30, 2018	25,299,398	1.01

In the current and 2017 comparative periods options were granted in the three months ended September 30, 2018 and 2017 respectively. The weighted average fair value was estimated at $0.54 (2017 – $1.19) per option and was based on the Black-Scholes option pricing model using the following weighted average assumptions:

Page | 13

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	Three and nine months
Assumptions	2018	2017
Risk-free interest rate	2.21%	1.54%
Expected life	4.25 years	4.51 years
Expected volatility [1]	95.60%	93.82%
Grant date share price	$0.78	$1.74
Expected dividend yield	Nil	Nil

Note:

1.	Expected volatility is based on the historical and implied volatility of the Company’s share price on the TSX.

Details of options exercised during the nine months ended September 30 were as follows:

Period ended September 30, 2018	Number of options	Weighted average exercise price ($/option)	Weighted average market share price on exercise ($/option)
January 2018	33,000	0.69	2.00
June 2018	11,000	0.50	0.75
July 2018	39,500	0.50	0.68
August 2018	33,500	0.50	0.75
September 2018	25,333	0.50	0.71
	142,333	0.54	1.01

Period ended September 30, 2017	Number of options	Weighted average exercise price ($/option)	Weighted average market share price on exercise ($/option)
January 2017	502,200	1.60	3.70
February 2017	484,000	1.65	3.15
April 2017	15,000	0.89	2.03
May 2017	223,000	0.51	2.40
July 2017	10,000	0.50	1.78
September 2017	3,000	0.50	2.28
	1,237,200	1.40	3.21

Page | 14

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The following table summarizes information about the Group’s options as at the following reporting dates:

Options outstanding	September 30, 2018		December 31, 2017
Exercise prices ($)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
0.48	450,000	2.46	450,000	3.21
0.49	6,040,000	2.51	6,058,000	3.26
0.50	2,986,498	1.61	3,107,831	2.30
0.72	200,000	0.96	200,000	1.71
0.76	5,627,500	4.10	–	–
0.89	1,125,000	0.54	1,125,000	1.29
1.75	5,760,400	3.35	5,796,600	4.09
1.77	3,110,000	0.41	3,110,000	1.16
	25,299,398	2.59	19,847,431	2.89

Options exercisable	September 30, 2018		December 31, 2017
Exercise prices ($)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
0.48	450,000	2.46	450,000	3.21
0.49	6,040,000	2.51	4,001,340	3.26
0.50	2,986,498	1.61	3,107,831	2.30
0.72	200,000	0.96	200,000	1.71
0.76	2,817,500	4.10	–	–
0.89	1,124,998	0.54	1,099,998	1.29
1.75	3,845,600	3.35	1,936,000	4.08
1.77	3,110,000	0.41	3,110,000	1.16
	20,574,596	2.31	13,905,169	2.51

The weighted average exercise price for exercisable options as at September 30, 2018 was $0.98 (December 31, 2017 – $0.99) per option.

(e)	Deferred Share Units (“DSUs”)

For the three and nine months ended September 30, 2018 and 2017, the Group issued no DSUs. The outstanding DSUs totaled 458,129 as at September 30, 2018 and December 31, 2017 respectively.

Page | 15

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(f)	Restricted Share Units (“RSUs”)

The following reconciles the Group’s RSUs outstanding for the nine months ended September 30, 2018 and 2017:

Continuity of RSUs	Number of RSUs	Weighted average fair value ($/RSU)
Beginning Balance	639,031	0.69
Granted [3]	542,371	2.24
Cash settled [4]	(639,031)	0.69
Withheld [3]	(13,782)	2.23
Shares issued [3]	(22,094)	2.23
Balance September 30 and December 31, 2017	506,495	2.24
Granted [1]	125,000	0.78
Shares issued [2]	(434,742)	0.68
Balance September 30, 2018	196,753	1.27

Notes

1.	On August 09, 2018, the Group’s Compensation Committee approved 125,000 RSUs to one of its officers. The RSUs expires in December 2021 and vest on August 10, 2019. The Group has determined that this grant should be accounted for as cash-settled given the cash settlement of a previous grant. Accordingly, during the quarter, the Group has recognized $13 as share-based compensation (“SBC”) with a corresponding increase in a RSU liability for this grant based on the quoted market value of the Company’s common shares as of the reporting date. At the end of each reporting period, until the RSU liability is settled, the RSU liability’s fair value is remeasured based on the quoted TSX closing price for shares multiplied by the number of RSUs that will vest and be converted into common shares, and amortized over the vesting period of the RSUs, with any change in fair value charged to share-based compensation.

2.	On July 30, 2018, the Group settled RSUs treated as cash-settled (note 3) by issuing 434,742 shares. Accordingly, the Group derecognized $321 from the RSU liability and recognized the amount in equity.

3.	On July 27 and September 15, 2017, the Group granted 434,742 RSUs and 107,629 RSUs respectively. The Group treated the first grant as being cash-settled given that a previous grant to the same individuals was settled in cash (note 4) and accordingly recognized SBC with a corresponding increase in the RSU liability based on the quoted TSX closing price for common shares multiplied by the number of RSUs as of the reporting date. This first grant vested on July 28, 2018 and was settled by issuing shares (note 2).

The second grant had the following terms: 1/3 vested on grant date; 1/3 vest on year from grant date; and 1/3 vest two years from grant date. The Group has treated this grant as equity-settled as the terms of the grant stipulate that payment will be in shares. With the vested RSUs, the Group withheld 13,782 RSUs to settle and pay certain tax obligations of $30 and issued the balance in shares.

4.	The Group settled the payout of 639,031 RSUs by making a cash payment of $1,098, which was based on the 5-day average of TSX closing prices for shares up to July 11, 2017 of $1.72 per RSU pursuant to the terms of the RSU Plan. The Group recognized this payment as a decrease in the SBC Reserve.

During the three and nine months ended September 30, 2018, for RSUs classified as equity-settled, the Group recognized $25 (2017 – $98) and $85 (2017 – $316) respectively as SBC with a corresponding increase in the SBC Reserve. For RSUs classified as cash-settled, the Group recognized an increase of $36 (2017 – $173) and a decrease of $84 (2017 – increase of $173) over the same period respectively in SBC with a corresponding increase and decrease (2017 – increase) in the RSU liability.

Page | 16

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(g)	Foreign Currency Translation Reserve

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency.

9.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:

	September 30	December 31
	2018	2017
Payable to related parties
Hunter Dickinson Services Inc. (b)	$ 550	$ 540
Key management personnel (a)	59	93
RSU liability	13	419
Total payables to related parties	$ 622	$ 1,052

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details between the Group and other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel (“KMP”)

The aggregate value of transactions with KMP, being the Group’s directors, Chief Financial Officer (“CFO”), Company Secretary, Executive Vice President (“EVP”), Environment and Sustainability, Vice President (“VP”), Corporate Communications, VP, Engineering and VP, Public Affairs, and Pebble Partnership (“PLP”) senior management including the Chief Executive Officer (“PLP CEO”), Executive VP (“EVP”), Public Affairs, Senior VP (“SVP”), Corporate Affairs, SVP Engineering, VP, Permitting, Chief of Staff and Chair of Pebble Mines Corp (“PMC Chair”), was as follows:

	Three months		Nine months
Transaction	2018	2017	2018	2017
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$ 564	$ 780	$ 2,120	$ 2,440
Amounts paid and payable to KMP [2]	1,221	475	3,130	1,641
Bonuses paid to KMP [3]	258	190	559	1,330
	2,043	1,445	5,809	5,411
Share-based compensation [4]	1,700	2,665	3,109	3,597
Total compensation	$ 3,743	$ 4,110	$ 8,918	$ 9,008

Notes to table:

1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through Hunter Dickinson Services Inc. (“HDSI”) (refer (b)).

Page | 17

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	Represents short term employee benefits, including director’s fees paid to the Group’s independent directors and salaries paid and payable to the PLP CEO, PMC Chair, PLP EVP, SVPs, VP and Chief of Staff. The SVP Engineering is employed by the Group through a wholly-owned US subsidiary of HDSI (“HDUS”). The Group reimburses HDUS for costs incurred.

3.	Incentive bonuses were paid to the SVP, Engineering, EVP, Environment and Sustainability, VP, Corporate Communications and the PLP CEO and VP Permitting. In 2017, performance bonuses were paid to the PLP CEO for the 2016 and 2015 fiscal years respectively.

4.	Includes cost of RSUs and share purchase options issued and /or vesting during the period.

(b)	Transactions and Balances with other Related Parties

Hunter Dickinson Services Inc. and its wholly owned subsidiaries is a private company that provides geological, engineering, environmental, corporate development, financial administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

The aggregate value of transactions and outstanding balances with HDSI were as follows:

	Three months		Nine months
Transactions	2018	2017	2018	2017
Services rendered by HDSI:	$ 1,428	$ 1,297	$ 4,376	$ 3,659
Technical	665	571	2,130	1,497
Engineering	334	179	956	391
Environmental	128	184	514	467
Socioeconomic	106	161	352	536
Other technical services	97	47	308	103
General and administrative	763	726	2,246	2,162
Management	238	238	713	713
Corporate communications, secretarial, financial and administration	380	323	1,042	942
Shareholder communication	145	165	491	507

Reimbursement of third party expenses	150	126	622	496
Conferences and travel	86	38	356	223
Insurance	–	20	50	62
Office supplies and information technology	64	68	216	211

Total value of transactions	$ 1,578	$ 1,423	$ 4,998	$ 4,155

Page | 18

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

10.	TRADE AND OTHER PAYABLES

	September 30	December 31
Falling due within the year	2018	2017
Trade [1]	$ 15,973	$ 10,268
Total	$ 15,973	$ 10,268

Non-current liabilities
Trade [2]	$ 6,809	$ 6,650
Total	$ 6,809	$ 6,650

Note

1.	Includes annual installment of legal fees of US$5,274 ($6,809) due in December 2018 and another additional amount of US$635 ($820) payable in 2019.

2.	Includes the final installment of legal fees of US$5,274 ($6,809) due in December 2019.

11.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the three and nine months ended September 30, 2018 was based on the following:

	Three months		Nine months
	2018	2017	2018	2017
Loss attributable to shareholders	$ 21,947	$ 17,888	$ 3,460	$ 53,482

Weighted average number of shares outstanding (000s)	312,491	303,962	311,529	298,660

For the three and nine months ended September 30, 2018, the diluted loss per share does not include the effect of 25,299,398 (2017 – 19,904,831) employee options outstanding, 31,448,830 (2017 – 39,490,598) non-employee options and warrants, 458,129 DSUs (2017 – 458,129) and 196,753 RSUs (2017 – 506,495) as they are anti-dilutive.

12.	EMPLOYMENT COSTS

During the three and nine months ended September 30, 2018, the Group recorded $5,551 (2017 - $5,869) and $13,349 (2017 – $12,169) in salaries and benefits, including share-based payments and amounts paid to HDSI (note 9(b)) for services provided to the Group by HDSI personnel.

Page | 19

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

13.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Group has the following commitments as of September 30, 2018:

	Less than 1 Year	Between 1 and 5 years	Later than 5 years	Total
Anchorage office lease [1]	US$ 184	US$ 626	US$ –	US$ 810
Anchorage accommodation lease	16	–	–	16
Pebble Project site leases [2]	203	–	–	203
Total	US$ 403	US$ 626	US$ –	US$ 1,029
Total in Canadian dollars [3]	$ 520	$ 808	$ –	$ 1,328

Notes:

1.	The lease expires November 30, 2022.

2.	The Group leases two hangars at site and a yard lease for core storage. The core yard lease and one hanger lease expire June 30 and July 1, 2019, respectively and the other hanger lease expires May 1, 2019.

3.	Converted at the Wall Street Journal closing rate of $1.2911 per US$ on September 30, 2018.

(b)	Legal

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the “Kerrisdale Report”) regarding the Pebble Project. Three putative shareholder class actions were filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases are captioned: Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.), Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.) and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.). The complaints appear to rely on the claims made in the Kerrisdale Report and allege damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and allege liability for losses pursuant to Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act.

The plaintiffs in both the Kirwin and Schubert actions voluntarily dismissed their claims without prejudice. The plaintiffs in the Diaz action continue to litigate. The Company filed a motion to dismiss the Diaz complaint and it was granted, but the Judge in that action gave the plaintiffs until June 18, 2018 to amend their claims, which they did. The Company still believes that those allegations, even as amended, are without merit. Accordingly, the Company filed a motion to dismiss the new amended complaint, which the plaintiffs have opposed. The Company intends to continue defending itself vigorously in the Diaz action, and expects a ruling on its motion to dismiss the new amended complaint some time in the new year. A ruling by the court is not expected until next year.

14.	FINANCIAL INSTRUMENTS

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Page | 20

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash, investments and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents, restricted cash and investments with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates (“GICs”), in government treasury bills and low risk corporate bonds which are available on demand by the Group when required. Amounts receivable (note 6) include vendor advances and refundable deposits. The following is the Group’s maximum exposure:

	September 30	December 31
Exposure	2018	2017
Amounts receivable	$ 1,346	$ 487
Restricted cash	782	757
Investments	7,192	–
Cash and cash equivalents	21,462	67,158
Total exposure	$ 30,782	$ 68,402

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents, restricted cash and investments, where applicable. At the reporting date, cash and cash equivalents were invested in business and savings accounts (note 7(a)) and the Group’s investment was invested in a GIC (note 5).

The Group’s financial liabilities are comprised of trade and other payables (note 10) and payables to related parties (note 9), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)	Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity. The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Page | 21

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The exposure of the Group’s US dollar- denominated financial assets and liabilities to foreign exchange risk is as follows:

	September 30	December 31
US dollar denominated financial assets and liabilities	2018	2017
Financial assets:
Amounts receivable and prepaid expenses	$ 781	$ 552
Investment	7,192	–
Cash and cash equivalents and restricted cash	18,048	60,083
	26,021	60,635
Financial liabilities: Trade and other payables	(22,982)	(16,845)
Net financial assets exposed to foreign currency risk	$ 3,039	$ 43,790

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $303 (December 31, 2017 – $4,379) in the period. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)	Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents, GICs and bonds. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or invest in short term, low risk investments in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates for the nine months ended September 30, 2018, would have resulted in a decrease or increase in loss of $182 (2017 – $168).

(e)	Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Page | 22